UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

American Apparel, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

023850100

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 to the Schedule 13D (as defined below))
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.8% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,178,097 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,178,097(See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,097 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.6% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,903 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.2% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [X]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 76,100,813 (See Items 2, 4 and 5 to the Schedule 13D)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,000 (See Items 2, 4 and 5 to the Schedule 13D)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X] (See Item 4 to the Schedule 13D)
13	Percent of Class Represented by Amount in Row (11) 0.8% (See Items 2, 4 and 5 to the Schedule 13D)
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.    Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on July 7, 2014 and amended on July 11, 2014, July 18, 2014 and August 19, 2015.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Items 4, 6 and 7 of the Schedule 13D as set forth below.

Item 4.  Purpose of Transaction

As described by the Company in its Current Report on Form 8-K dated October 8, 2015 (the “Company’s 8-K”), on October 4, 2015, the Company entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with parties (the “Supporting Parties”), including Standard General L.P., Standard General Master Fund L.P. and P Standard General Ltd., that own or control 95% of the Company’s 13% Senior Secured Notes due 2020 (the “Senior Secured Notes”) and collectively comprise 100% of the lenders under the Amended and Restated Credit Agreement, dated as of August 17, 2015.  Pursuant to the Restructuring Support Agreement, the Supporting Parties have agreed to support a financial reorganization of the Company and certain of its domestic subsidiaries consistent with the terms and conditions set forth in the Restructuring Support Agreement.  The Company’s 8-K describes material terms of the Restructuring Support Agreement, including that holders of Senior Secured Notes will receive on a pro rata basis 100% of the equity membership interests in the Company as reorganized after the conclusion of its Chapter 11 bankruptcy cases (the “Chapter 11 Cases”).

On October 4, 2015, the Company and the Supporting Parties, as lenders, also entered into a Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”) to provide the Company debtor-in-possession financing for working capital and other purposes.  In connection with the Chapter 11 Cases, the Bankruptcy Court approved the DIP Credit Agreement on October 6, 2015 on an interim basis.  Material terms of the DIP Credit Agreement are described in the Company’s 8-K.  On October 4, 2015, the Company and the Supporting Parties entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”) under which the Supporting Parties agreed to purchase additional equity interests in the reorganized Company.  The Company’s 8-K describes material terms of the DIP Credit Agreement and the Equity Commitment Agreement.

The foregoing description of the Restructuring Support Agreement, the DIP Credit Agreement and the Equity Commitment Agreement do not purport to be complete and are qualified in its entirety by reference to the agreements filed as Exhibits 99.1, 99.2 and 99.3 hereto and are incorporated herein by reference.

Item 6.  Agreements

The information set forth in Item 4 above is incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1	Restructuring Support Agreement, dated as of October 4, 2015, by and among the Company and Supporting Parties, incorporated herein by reference to Exhibit 10.1 to the Company’s 8-K.

Exhibit 99.2	Debtor-in-Possession Credit Agreement, dated October 4, 2015, by and among the Company and Supporting Parties, incorporated herein by reference to Exhibit 10.2 to the Company’s 8-K.

Exhibit 99.3	Equity Commitment Agreement, dated October 4, 2015, by and among the Company and Supporting Parties, incorporated herein by reference to Exhibit 10.3 to the Company’s 8-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          October 8, 2015

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim